                                                       OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*


                                Baan Company N.V.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  Common Shares
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   N08044-10-4
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)

         [ ]   Rule 13d-1(c)

         [X]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)

-------------------------                                   --------------------
CUSIP NO.  N08044-10-4               13G                     PAGE 2 OF 5 PAGES
-------------------------                                   --------------------

-------   ----------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Vanenburg Ventures B.V. (formerly Baan Investment B.V.)
-------   ----------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
-------   ----------------------------------------------------------------------
    3       SEC USE ONLY

-------   ----------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            The Netherlands
-------   ----------------------------------------------------------------------
                         5      SOLE VOTING POWER
         NUMBER OF              0
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
        PERSON WITH
                      -------   ------------------------------------------------
                         6      SHARED VOTING POWER
                                54,597,110
                      -------   ------------------------------------------------
                         7      SOLE DISPOSITIVE POWER
                                0
                      -------   ------------------------------------------------
                         8      SHARED DISPOSITIVE POWER
                                54,597,110
-------   ----------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            54,597,110
-------   ----------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*

-------   ----------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            26.6%
-------   ----------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*
            00
-------   ----------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. N08044-10-4                                         Page 3 of 5 Pages


ITEM 1.
         (a)      Name of Issuer

                  BAAN COMPANY N.V.

         (b)      Address of Issuer's Principal Executive Offices

                  BARON VAN NAGELLSTRAAT 89
                  3371 LK BARNEVELD
                  P.O. BOX 143
                  3770 AC BARNEVELD
                  THE NETHERLANDS

ITEM 2.
         (a)      Name of Person Filing

                  VANENBURG VENTURES B.V. (FORMERLY BAAN INVESTMENT B.V.)

         (b)      Address of Principal Business Office or, if none, Residence

                  BARON VAN NAGELLSTRAAT 89
                  3371 LK BARNEVELD
                  P.O. BOX 143
                  3770 AC BARNEVELD
                  THE NETHERLANDS
         (c)      Citizenship

                  A NETHERLANDS CORPORATION

         (d)      Title of Class of Securities

                  COMMON SHARES

         (e)      CUSIP Number

                  N08044-10-4

ITEM 3.

         N/A

CUSIP No. N08044-10-4                                         Page 4 of 5 Pages



ITEM 4.  OWNERSHIP

         (a)      Amount Beneficially Owned

                  54,597,110

         (b)      Percent of Class

                  26.6%

         (c) Number of shares as to which such person has:


               (i)   sole power to vote or to direct the vote                           0
               (ii)  shared power to vote or to direct the vote                54,597,110
               (iii) sole power to dispose or direct the disposition of                 0
               (iv)  shared power to dispose or direct the disposition of      54,597,110

ITEM 5.   N/A

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Stichting Administratiekantoor Vanenburg Ventures, a share administration foundation under the Netherlands law (the 'Share Administration Foundation'), holds all of the shares of Vanenburg Ventures B.V. (formerly Baan Investment B.V.) ('Vanenburg') and thereby shares the power to vote the shares of Vanenburg. Oikonomos, a charitable foundation established under Netherlands law (the 'Foundation'), holds the economic interest in all of the shares of Vanenburg.

         Jan Baan and Johan George Paulus Baan ('J.G. Paul Baan') serve as the directors of the Share Administration Foundation, and thereby share the power to vote the shares of Vanenburg.

         In November 1994, Jan Baan and J.G. Paul Baan established the Foundation to carry out charitable activities throughout the world. In establishing the Foundation, Jan Baan and J.G. Paul Baan desired to transfer the economic value of their indirect (through Baan Brothers B.V. ('BBB'), formerly named Baan Business B.V., formerly named Baan Barneveld Beheer B.V.) share interests in the Issuer to the Foundation while retaining effective voting control over such shares. In order to accomplish this, Messrs. Baan and Baan established or caused to be established the Foundation,Vanenburg and the Share Administration Foundation. Messrs. Baan and Baan transferred all of the shares in the Issuer from BBB, a company beneficially owned and controlled by them, to Vanenburg. All of the shares of Vanenburg are held by the Share Administration Foundation, which therefore has the right to vote all the shares of Vanenburg. In exchange for the acquisition of shares in Vanenburg by the Share Administration Foundation, the Share Administration Foundation transferred to the Foundation depositary receipts representing the economic interest

CUSIP No. N08044-10-4                                         Page 5 of 5 Pages

in the shares of Vanenburg. As a result, the Foundation now indirectly owns (through the Share Administration Foundation and Vanenburg) 100% of the economic interest in the shares of the Issuer held by Vanenburg. Jan Baan and J.G. Paul Baan, as directors of the Share Administration Foundation, effectively retain voting control of these shares of the Issuer. The ability of Vanenburg to transfer the shares of the Issuer is subject to certain approval rights of Baan Brothers B.V.)

         Jan Baan and J.G. Paul Baan each beneficially own 1,142,312 shares, which includes 774,312 shares issuable upon the exercise of options that are vested and exercisable as of sixty days following December 31, 1998.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          N/A

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          N/A

ITEM 10.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 16,  1999
                                         -------------------------------------
                                                       Date
                                         /s/ Paul Timmer
                                         -------------------------------------
                                                     Signature


                                          Paul Timmer, General Counsel
                                         -------------------------------------
                                                     Name/Title